FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15 (D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR FISCAL YEAR ENDED OCTOBER 31, 1999
COMMISSION FILE NUMBER 1-4171

KELLOGG COMPANY
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)

KELLOGG COMPANY
(Name of Issuer)

ONE KELLOGG SQUARE
BATTLE CREEK, MICHIGAN 49016-3599
(Principal Executive Office)

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan
Financial Statements
and Additional Information
October 31, 1999

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Index to Financial Statements and Additional Information

Page

Report of Independent Accountants	1

Financial statements as of October 31, 1999 and 1998 and for the years then ended:

Statement of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-9

Additional information:

Item 27a — Schedule of assets held for investment purposes — October 31, 1999	10

Item 27b — Schedule of loans or fixed income obligations -

October 31, 1999	11

Item 27d — Schedule of reportable transactions - year ended October 31, 1999	12

Report of Independent Accountants

To the Trustees and Participants of the
Kellogg Company American Federation
of Grain Millers Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company American Federation of Grain Millers Savings and Investment Plan at October 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Battle Creek, Michigan
April 26, 2000

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Statement of Net Assets Available for Benefits

	October 31,

	1999	1998

Assets:

Receivables:

Employer contributions	$97,299	$110,191

Employee contributions	254,829	278,544

Interest	6,733	547

Total receivables	358,861	389,282

Investments:

Plan’s interest in Master Trust	633,692,754	604,734,697

Loans to participants	7,868,259	8,207,094

Cash	299

Total investments	641,561,312	612,941,791

Total assets	641,920,173	613,331,073

Liabilities:

Benefits payable	12,500	14,000

Investment services fees	75,627	19,845

Total liabilities	88,127	33,845

Net assets available for benefits	$641,832,046	$613,297,228

See accompanying notes to financial statements

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

	October 31,

	1999	1998

Contributions:

Employer	$5,681,271	$6,350,944

Employee	14,218,642	13,514,248

Loans repaid		547

Rollovers from other qualified plans	36,033	5,202

Total contributions	19,935,946	19,870,941

Earnings on Investments:

Plan’s interest in income of Master Trust	72,195,128	15,612,292

Interest income	660,828	17,404,629

Trustee fees	(176,020)	(10,674)

Total earnings on investments, net	72,679,936	33,006,247

Participant withdrawals	(64,081,064)	(67,533,906)

Net transfers between Plans	—	(163,694)

Net increase (decrease)	28,534,818	(14,820,412)

Net assets available for benefits at beginning of year	613,297,228	628,117,640

Net assets available for benefits at end of year	$641,832,046	$613,297,228

See accompanying notes to financial statements

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company American Federation of Grain Millers Savings and Investment Plan (“the Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by Kellogg Company.

Investments

All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

During 1998, the Plan’s investments in guaranteed insurance contracts were transferred to the Kellogg Company Master Trust.

Allocation of Net Investment Income to Participants

Effective August 1, 1998, the method of allocating net investment income to participants changed such that net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day. Prior to August 1, 1998, net investment income related to the respective investment options was allocated monthly to participant accounts in proportion to their respective ownership at the beginning of the month. This change was made concurrent with changes in the Plan that allows participants to make changes to investment elections on a daily basis. Previously, such changes were only permitted on a monthly basis.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. Provisions of the Plan

Plan Administration

The Plan is administered by trustees appointed by Kellogg and employees represented by the Bakery, Confectionary, Tobacco Workers and Grain Millers International Union.

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements

2. Provisions of the Plan (continued)

Plan Participation

Generally, all Kellogg Company hourly employees belonging to Bakery, Confectionary, Tobacco Workers and Grain Millers International Union Local Nos. 3G, 50G, 252G, 374G and 401G are eligible to participate in the Plan. The American Federation of Grain Millers Union recently merged with the Bakery, Confectionary and Tobacco Workers International Union.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 16 percent of their annual wages. Total deferrals in any taxable year may not exceed $10,000. Employee contributions not exceeding 5 percent of wages are matched by Kellogg Company at an 80 percent rate, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent. Following is a summary of the Plan’s investment options:

The Bond Index Fund invests only in top-rated securities, as well as certain mortgage-backed securities to compensate for yield. This fund seeks to meet or exceed the total return of the Lehman Brothers Government/Corporate Bond Index, a standard benchmark for this type of fund.

The Stable Value Fund invests primarily in investment contracts issued by a diversified group of insurance companies and other financial institutions. This fund seeks to provide a generally steady level of current income, plus stability of principal.

The U.S. Equity Index Fund buys and holds securities in the same capitalization weight ratio as they appear in the S&P 500 Index. Securities are traded only when there is contribution or redemption activity, a change in the composition of the S&P 500 Index or the receipt of dividend income.

The Kellogg Company Stock Fund provides returns in the form of dividend income and stock price changes. Return is based solely on the Company’s stock performance.

The Large Company Equity Fund is a value-oriented growth and income fund. The fund seeks investment opportunities in U.S. common stocks that are not overly recommended and are considered to be good values.

The Small Company Equity Fund invests primarily in common stocks of small, rapidly growing U.S. Companies. The fund seeks to provide long-term growth of capital and income by investing in U.S.-based equity securities.

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements

2. Provisions of the Plan (continued)

The International Equity Fund invests in common and preferred stocks, convertibles, American Depositary Receipts, Global Depositary Receipts, bonds (generally rated “A” or better), government securities, nonconvertible preferred stocks, and cash. At least 65% of assets will be invested in issuers in Europe or the Pacific Basin.

The Conservative Pre-Mixed Fund is a combination of the Fixed Income Fund (10%), the Bond Index Fund (50%), the U.S. Equity Index Fund (20%), the International Equity Fund (10%) and the Small Company Equity Fund (10%).

The Aggressive Pre-Mixed Fund is a combination of the U.S. Equity Index Fund (25%), the Large Company Equity Fund (25%), the International Equity Fund (20%) and the Small Company Equity Fund (30%).

Vesting

Participant account balances are fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant’s plan account.

Participant Distributions

Participants may elect to withdraw all or a portion of their contributions made after October 31, 1978, plus related net investment income. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations. Under certain circumstances and subject to approval by the Trustees, participants may request withdrawal of a portion of Company contributions and their own contributions made prior to November 1, 1978, including net investment income thereon.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is less than $5,000, the terminated participant will receive the account balance in a lump sum.

Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements

2. Provisions of the Plan (continued)

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

3. Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 25, 1996 regarding the Plan’s qualification under applicable income tax regulations as an entity exempt from federal income taxes.

4. Master Trust

Assets of the Plan have been combined for investment purposes with assets of the Kellogg Company Salaried Savings and Investment Plan and Kellogg Company sponsored pension plans in a Master Trust.

The Plan has an undivided interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Master Trust net assets at October 31, 1999 and 1998 and the changes in net assets for the periods then ended are as follows:

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements
4. Master Trust (continued)

KELLOGG COMPANY MASTER TRUST
SCHEDULE OF ASSETS AND LIABILITIES FOR MASTER TRUST INVESTMENT ACCOUNTS

	Pension Plans		Savings & Investment Plans

	10/31/98	10/31/99	10/31/98	10/31/99

CASH/EQUIVALENTS:

Non-Interest Bearing	($110,637)	$14,657	$0	$0

Interest Bearing Cash	($98,966)	$36,158	$0	$0

Certificates of Deposit	$0	$0	$0	$0

TOTAL CASH/EQUIVALENTS	($209,603)	$50,815	$0	$0

RECEIVABLES	$54,324,724	$23,574,559	$545,837	$1,038,888

GENERAL INVESTMENTS:

Long Term U.S. Gov’t Securities	$77,973,815	$61,379,222	$21,817,176	$14,548,720

Short Term U.S. Gov’t Securities	$3,796,364	$0	$0	$0

Long Term U.S. Municipal Securities	$57,499,636	$0	$0	$0

Corporate Debt — Long Term	$38,641,199	$106,986,013	$8,163,564	$7,132,367

Corporate Debt — Short Term	$4,390,163	$1,072,045	$100,018	$72,075

Corporate Stocks — Preferred	$730,758	$463,000	$0	$0

Corporate Stocks — Convertible	$922,024	$1,300,767	$0	$0

Corporate Stocks — Common	$589,754,595	$703,540,062	$418,732,477	$515,745,616

Real Estate Pooled Funds	$11,893,402	$11,121,415	$0	$0

Value of Interest in Pooled Funds	$31,842,084	$8,857,891	$25,600,238	$31,630,627

Guaranteed Investment Contracts	$0	$0	$596,453,446	$568,829,667

TOTAL INVESTMENTS	$817,444,040	$894,720,415	$1,070,866,919	$1,137,959,072

TOTAL ASSETS	$871,559,161	$918,345,789	$1,071,412,756	$1,138,997,960

PAYABLES

Unsettled Trades	($103,673,829)	($38,878,979)	($121,036)	($143,636)

Investment Service Fees	($843,282)	($847,748)

TOTAL LIABILITIES	($104,517,111)	($39,726,727)	($121,036)	($143,636)

NET ASSETS	$767,042,050	$878,619,061	$1,071,291,720	$1,138,854,324

Percentage Interest held by the Plan			56.4%	55.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total

	10/31/98	10/31/99

CASH/EQUIVALENTS:

Non-Interest Bearing	($110,637)	$14,657

Interest Bearing Cash	($98,966)	$36,158

Certificates of Deposit	$0	$0

TOTAL CASH/EQUIVALENTS	($209,603)	$50,815

RECEIVABLES	$54,870,561	$24,613,447

GENERAL INVESTMENTS:

Long Term U.S. Gov’t Securities	$99,790,991	$75,927,942

Short Term U.S. Gov’t Securities	$3,796,364	$0

Long Term U.S. Municipal Securities	$57,499,636	$0

Corporate Debt — Long Term	$46,804,763	$114,118,380

Corporate Debt — Short Term	$4,490,181	$1,144,120

Corporate Stocks — Preferred	$730,758	$463,000

Corporate Stocks — Convertible	$922,024	$1,300,767

Corporate Stocks — Common	$1,008,487,072	$1,219,285,678

Real Estate Pooled Funds	$11,893,402	$11,121,415

Value of Interest in Pooled Funds	$57,442,322	$40,488,518

Guaranteed Investment Contracts	$596,453,446	$568,829,667

TOTAL INVESTMENTS	$1,888,310,959	$2,032,679,487

TOTAL ASSETS	$1,942,971,917	$2,057,343,748

PAYABLES

Unsettled Trades	($103,794,865)	($39,022,615)

Investment Service Fees	($843,282)	($847,748)

TOTAL LIABILITIES	($104,638,147)	($39,870,363)

NET ASSETS	$1,838,333,770	$2,017,473,385

Percentage Interest held by the Plan	32.9%	31.4%

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Notes to Financial Statements
4. Master Trust (continued)

KELLOGG COMPANY MASTER TRUST
SCHEDULE OF INCOME AND EXPENSES, CHANGES IN NET ASSETS
AND NET INCREASE (DECREASE) IN NET ASSETS OF MASTER TRUST INVESTMENT ACCOUNTS

	Pension Plans		Savings & Investment Plans

	10/31/98	10/31/99	10/31/98	10/31/99

Transfer of Assets Into Investment Account	$255,942,199	$58,559,477	$983,281,696	$418,241,471

Earnings on Investments Interest	$11,632,552	$11,651,791	$15,642,346	$39,044,057

Dividends	$4,119,739	$2,889,101	$2,870,015	$3,356,244

Corporate Actions	$863,853	$1,307,988	$0	$0

Pooled Fund Distributions	($1,419,783)	$698,314	$0	$0

Miscellaneous	$27,366	$4,496	$84,218	$80

Net Realized Gain/(Loss)	$60,398,447	$32,986,430	$144,506,990	$18,365,583

TOTAL ADDITIONS	$331,564,373	$108,097,597	$1,146,385,265	$479,007,355

Transfer of Assets Out of Investment Account	($301,407,880)	($102,383,002)	($371,933,159)	($488,585,583)

Fees and Commissions	($2,981,585)	($3,251,323)	($572,075)	($482,824)

TOTAL DISTRIBUTIONS	($304,389,465)	($105,634,325)	($372,505,234)	($489,068,407)

Change in Unrealized Appreciation	($34,386,432)	$109,113,739	($120,490,906)	$77,623,576

NET CHANGE IN ASSETS	($7,211,524)	$111,577,011	$653,389,125	$67,562,524

Net Assets at Beginning of Year	$774,253,574	$767,042,050	$417,902,595	$1,071,291,720

Net Assets at End of Year	$767,042,050	$878,619,061	$1,071,291,720	$1,138,854,244

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total

	10/31/98	10/31/99

Transfer of Assets Into Investment Account	$1,239,223,895	$476,800,948

Earnings on Investments

Interest	$27,274,898	$50,695,848

Dividends	$6,989,754	$6,245,345

Corporate Actions	$863,853	$1,307,988

Pooled Fund Distributions	($1,419,783)	$698,314

Miscellaneous	$111,584	$4,576

Net Realized Gain/(Loss)	$204,905,437	$51,352,013

TOTAL ADDITIONS	$1,477,949,638	$587,105,032

Transfer of Assets Out of Investment Account	($673,341,039)	($590,968,585)

Fees and Commissions	($3,553,660)	($3,734,147)

TOTAL DISTRIBUTIONS	($676,894,699)	($594,702,732)

Change in Unrealized Appreciation	($154,877,338)	$186,737,315

NET CHANGE IN ASSETS	$646,177,601	$179,139,615

Net Assets at Beginning of Year	$1,192,156,169	$1,838,333,770

Net Assets at End of Year	$1,838,333,770	$2,017,473,385

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Item 27a — Schedule of Assets Held for Investment Purposes — October 31, 1999

			Market	Unrealized
Security Description	Cost	Price	Value	Gain/Loss

Loans to participants	$7,868,259		$7,868,259	$—

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Item 27b — Schedule of Loans or Fixed Income Obligations — October 31, 1999

Amount Received
	Original	During Reporting		Unpaid
Identity and Address	Amount	Year		Balance at		Terms		Amounts
of Obligor	of Loan	Principal	Interest	Year End	Loan Date	Interest Rate	Maturity	Overdue

Linda D. Davis	$3,000	$107	$43	$2,722	9/30/96	9.27%	3/31/02	$2,722

918-B Live Oak Circle Harlingen, TX 78550

Kellogg Company
American Federation of Grain Millers
Savings and Investment Plan

Item 27d — Schedule of Reportable Transactions — Year Ended October 31, 1999

	Current Value at Transaction Date		Cost of	Net

	Net	Net	Securities	Realized
Identity of Issue	Purchase Price	Sales Price	Sold	Gain

None